UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35961

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
(Full title of the Plan)

LIBERTY GLOBAL PLC
(Issuer of the securities held pursuant to the Plan)

38 Hans Crescent, London, England
SW1X 0LZ
(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Liberty Global 401(k) Savings and Stock Ownership Plan
Englewood, Colorado

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Global 401(k) Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2014 and reportable transactions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Liberty Global 401(k) Savings and Stock Ownership Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material aspects in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 24, 2015

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2014	2013

Investments, at fair value:
Money market funds	$1,558,003	$1,490,382
Mutual funds	26,374,947	24,198,246
Employer shares	18,252,925	15,478,609
Total investments	46,185,875	41,167,237

Notes receivable from participants	213,377	104,579
Employer contributions receivable, net of forfeitures	—	177,203
Net assets available for Plan benefits	$46,399,252	$41,449,019

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2014

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$1,645,990
Employer, net of forfeitures applied	1,256,834
Rollovers	225,041
Total contributions	3,127,865

Investment income:
Net appreciation in fair value of investments	1,468,289
Interest and dividends	2,099,796
Total investment income, net	3,568,085

Interest income on notes receivable from participants	6,041
Distributions to participants	(1,749,449)
Fees and expenses	(2,309)
Net increase in net assets available for Plan benefits	4,950,233

Net assets available for Plan benefits, beginning of year	41,449,019
Net assets available for Plan benefits, end of year	$46,399,252

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

(1) Description of the Plan

The following description of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions. Liberty Global, Inc. (LGI) is a subsidiary of Liberty Global plc (Liberty Global), a public limited company organized under the laws of England and Wales. LGI, as the plan sponsor, reserves the right to amend the Plan at any time. In these notes, the term “Liberty Global” may refer, as the context requires, to Liberty Global plc or collectively to Liberty Global plc and its subsidiaries.

On January 26, 2014, Liberty Global’s board of directors approved a share split in the form of a share dividend (the 2014 Share Dividend), which constitutes a bonus issue under Liberty Global’s articles of association and English law, of one Liberty Global Class C ordinary share on each outstanding Liberty Global Class A, Class B and Class C ordinary share as of the February 14, 2014 record date for the share dividend. The distribution date for the 2014 Share Dividend was March 3, 2014.

These financial statements reflect our consideration of the accounting and disclosure implications of subsequent events through June 24, 2015, the date of issuance.

General

The Plan was established January 1, 1994 and is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has been amended and restated at various dates. It was last restated on December 1, 2009 and was most recently amended on December 3, 2014.

Eligibility

Employees of LGI and designated 80% or more owned subsidiaries of LGI are eligible to participate in the Plan. Employees under a collective bargaining agreement, leased employees and Puerto Rico employees are not eligible to participate in the Plan.

Trustee and Recordkeeper

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

Contributions

Participants who are residents or citizens of the United States may make pre-tax contributions, Roth deferral contributions or a combination of pre-tax and Roth deferral contributions to the Plan of up to 75% of their eligible compensation, as defined in the Plan. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Participants may change their contribution elections on the first day of every month. Liberty Global may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. Liberty Global reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service (IRS). In 2014, participant elective pre-tax and Roth deferral contributions were limited to $17,500 and combined participant and employer contributions per participant were limited to $52,000. Catch-up contributions for individuals age 50 and over were limited to $5,500 in 2014.

Participant contributions may be invested in any investment offered by the Plan at the participant’s election, except for the Fidelity Cash Reserves Money Market Fund accounts, which are used by Fidelity for managing contributions. All employer matching contributions are made in Liberty Global Class C ordinary shares, irrespective of the form in which Liberty Global elects to satisfy the receivable. Effective December 3, 2014, Liberty Global Class A and Liberty Global Class C ordinary shares contributed by the employer can be transferred by participants to any investment in the Plan, except for the Fidelity Cash Reserves Money Market Fund, which is not open for investment. Previously, only vested shares could be transferred. Employer contributions that are not directed by the participant remain in Liberty Global Class C ordinary shares.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Notes Receivable from Participants (Participant Loans)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (i) $50,000 or (ii) the greater of 50% of their vested account balance or $10,000 (if the participant is vested in at least $10,000). Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account, and bear interest at 4.25% at December 31, 2014. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are used to offset future matching contributions and to pay Plan administrative expenses other than participant loan fees (if any). Forfeitures of $173,353 were used to offset employer contributions during 2014. Unallocated forfeitures available as of December 31, 2014 and 2013 were $19,011 and $73,753, respectively. As of December 31, 2014 and 2013, forfeitures of nil and $69,698, respectively, were used to offset the employer contributions receivable.

Investment Options

As of December 31, 2014, the Plan had various investment options, including 26 mutual funds, two employer share funds and one money market fund. Plan participants may change investment options on any day that the applicable exchange is open for trading. Plan participants may not invest in the Fidelity Cash Reserves Money Market Fund.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability, financial hardship (as defined in the Plan) or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum, or in installments, and employer shares may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria are met.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages

Less than 1	—%
1	33%
2	66%
3 or more	100%

Employer contributions become fully vested when a participant (i) attains the normal retirement age of 65, (ii) terminates employment due to disability or (iii) dies.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. The Plan Committee (as defined in the Plan document) determines the Plan’s valuation policies utilizing information provided by the investment advisors, the custodian, and the Trustee. For additional information, see note 4.

Net appreciation or depreciation in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

 Income Taxes

The Plan has adopted and subsequently amended a Fidelity “volume submitter” plan. Fidelity received a favorable opinion letter for the volume submitter plan on March 31, 2008, in which the IRS stated that the volume submitter plan is qualified and the related trust is tax-exempt. As a result of various amendments to the volume submitter plan, Liberty Global received a separate IRS determination letter for the Plan on November 21, 2013, stating that the plan is qualified and the trust is tax-exempt. The Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States (GAAP) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2014, that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Voting Rights of Liberty Global Ordinary Shares

Fidelity holds Liberty Global ordinary shares on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to Liberty Global ordinary shares which have been allocated to the participant’s account. For all other investments in the Plan, Fidelity has the right to vote any shares.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Delinquent participant loans are reclassified to distributions to participants based on the terms of the Plan document.

Plan Expenses

Any forfeited employer contributions may be used to pay Plan expenses, if any, except for any fees related to participant loans or distributions, which are paid by the respective participants, and then to offset employer matching contributions. Administrative expenses of the Plan are paid directly by LGI, and accordingly, are not included in the Plan financial statements. No Trustee or recordkeeping fees were paid to Fidelity through the forfeiture account during 2014. Loan and distribution fees paid by participants were $2,309 during 2014.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized in the period during which the respective payroll deductions are made.

Related-party/Party-in-interest Transactions

Under the terms of a trust agreement between Liberty Global and the Trustee, the Trustee manages certain funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. Certain of the Plan’s investments are mutual funds and money market funds managed by Fidelity. There are also two employer share funds that are comprised of Liberty Global ordinary shares.

Certain mutual funds may receive income in the form of revenue sharing as well as pay certain investment management fees from the fund. These are added to or deducted from the net asset value of the shares of the mutual funds held by the Plan, and are reflected in the net appreciation or depreciation of those funds. During 2014, fees of $2,309 were paid to Fidelity. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

(3) Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013

Liberty Global Class C ordinary shares	$16,743,618	$13,432,442
American Funds Growth Fund of America Class R6	$3,206,122	$2,864,341
The Oakmark Equity and Income Fund	$2,473,523	$2,396,444
Thornburg International Value Fund Class R6 (a)	$—	$2,715,650
_______________

(a)	Represents less than 5% of the Plan’s net assets at December 31, 2014.

(4) Fair Value Measurements

GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan’s investments. The Plan records transfers of investments in or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the year ended December 31, 2014, no such transfers were made.

The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds and employer shares. These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan concludes that these investments should be classified as Level 1 investments.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

A summary of Plan investments measured at fair value is as follows:

	Quoted prices in active markets for identical assets (Level 1)
	December 31,
Description	2014	2013

Employer shares	$18,252,925	$15,478,609
Mutual funds:
Target retirement funds	5,137,040	4,127,552
Foreign stock funds	3,281,580	3,200,132
Large-cap growth funds	3,206,122	2,864,341
Moderate allocation funds	2,473,523	2,396,444
Large-cap blend funds	2,118,686	1,557,228
Large-cap value funds	2,010,022	1,715,278
Small-cap value funds	1,802,250	1,952,470
Small-cap growth funds	1,760,988	1,773,288
Mid-cap blend funds	1,484,224	1,567,832
High quality bond funds	1,462,988	1,863,907
High yield bond funds	1,203,723	1,090,026
Retirement income funds	433,801	89,748
Money market funds	1,558,003	1,490,382
Total	$46,185,875	$41,167,237

(5) Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2014
	Liberty Global ordinary shares (a)	Other (b)	Total

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$100,646	$1,545,344	$1,645,990
Employer, net of forfeitures applied	1,256,834	—	1,256,834
Rollovers	—	225,041	225,041
Total contributions	1,357,480	1,770,385	3,127,865

Investment income:
Net appreciation (decline) in fair value of investments	2,247,263	(778,974)	1,468,289
Interest and dividends	387	2,099,409	2,099,796
Total investment income, net	2,247,650	1,320,435	3,568,085

Interest income on notes receivable from participants	343	5,698	6,041
Distributions to participants	(419,433)	(1,330,016)	(1,749,449)
Fees and expenses	(713)	(1,596)	(2,309)
Exchanges, participant loan withdrawals and repayments, net	(478,452)	478,452	—
Net increase in net assets available for Plan benefits	2,706,875	2,243,358	4,950,233

Net assets available for Plan benefits, beginning of year	15,546,050	25,902,969	41,449,019

Net assets available for Plan benefits, end of year	$18,252,925	$28,146,327	$46,399,252

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

_______________

(a)	Participant and non-participant directed investments. For information on a change to participant-directed investments regarding Liberty Global ordinary shares contributed by the employer, see note 1.

(b)	Participant directed investments (except for the Fidelity Cash Reserves Money Market Fund, which is not open for investment).

(6) Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds and (ii) ordinary shares of Liberty Global. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates. Liberty Global ordinary shares are also exposed to risks specific to Liberty Global. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits. Investment in the ordinary shares of Liberty Global represented 39% and 37% of the net assets available for Plan benefits as of December 31, 2014 and 2013, respectively. Accordingly, price fluctuations in the ordinary shares of Liberty Global can have a significant impact on the Plan’s net assets available for Plan benefits.

(7) Reconciliations of Financial Statements to Form 5500

The following are reconciliations of (i) investments and (ii) total investment income, net, per the accompanying financial statements to Form 5500:

	December 31,
	2014	2013

Total investments per the accompanying financial statements	$46,185,875	$41,167,237
Adjustment to show notes receivable from participants as an investment	213,377	104,579
Total investments per Form 5500 (unaudited)	$46,399,252	$41,271,816

	Year ended December 31, 2014

Total investment income, net per the accompanying financial statements	$3,568,085
Adjustment to show interest income on notes receivable from participants as investment income	6,041
Total investment income, net per Form 5500 (unaudited)	$3,574,126

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, Part IV, Line 4i
December 31, 2014
Supplemental Schedule 1

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value

*	Liberty Global Class C ordinary shares	Ordinary shares	346,425	$16,743,618
	American Funds Growth Fund of America Class R6	Mutual fund	75,120	3,206,122
	The Oakmark Equity and Income Fund	Mutual fund	77,516	2,473,523
	Artisan International Fund	Mutual fund	74,125	2,234,882
*	Spartan 500 Index Fund	Mutual fund	29,083	2,118,686
	Dodge & Cox Stock Fund	Mutual fund	11,109	2,010,022
*	Fidelity Freedom 2030 Fund	Mutual fund	123,118	1,867,696
	Allianz NFJ Small Cap Value Fund Institutional Class	Mutual fund	64,806	1,802,250
	Baron Growth Fund Institutional Shares	Mutual fund	24,044	1,760,988
*	Fidelity Retirement Money Market Portfolio	Money market fund	1,556,681	1,556,681
*	Liberty Global Class A ordinary shares	Ordinary shares	30,063	1,509,307
*	Spartan Extended Market Index Fund	Mutual fund	26,898	1,484,224
	PIMCO Total Return Fund Institutional Class	Mutual fund	94,902	1,011,652
	PIMCO High Yield Fund Institutional Class	Mutual fund	110,201	1,007,238
*	Spartan International Index Fund	Mutual fund	22,604	841,310
*	Fidelity Freedom 2020 Fund	Mutual fund	55,803	794,633
*	Fidelity Freedom 2025 Fund	Mutual fund	46,077	684,702
*	Fidelity Freedom 2035 Fund	Mutual fund	36,069	563,031
*	Fidelity Inflation Protected Bond Fund	Mutual fund	37,580	451,336
*	Fidelity Freedom Income Fund	Mutual fund	36,639	433,801
*	Fidelity Freedom 2015 Fund	Mutual fund	30,769	418,455
*	Fidelity Freedom 2040 Fund	Mutual fund	22,953	359,211
*	Fidelity Freedom 2050 Fund	Mutual fund	17,937	290,038
	E.I.I. Global Property Fund	Mutual fund	22,061	205,388
	Vanguard Short-Term Bond Index Fund	Mutual fund	18,749	196,485
*	Fidelity Freedom 2045 Fund	Mutual fund	5,240	84,148
*	Fidelity Freedom 2055 Fund	Mutual fund	2,668	31,753
*	Fidelity Freedom 2010 Fund	Mutual fund	1,967	25,967
*	Fidelity Freedom 2005 Fund	Mutual fund	1,342	17,406
*	Fidelity Cash Reserves Money Market Fund	Money market fund	1,322	1,322
•	Total investments			46,185,875

*	Notes receivable from participants	Interest rate of 4.25%, various maturity dates		213,377

	Total assets held at the end of the year			$46,399,252
 _______________

*	Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500, SCHEDULE H, Part IV, Line 4j
For the year ended December 31, 2014
Supplemental Schedule 2

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain

Category (i) - individual transactions in excess of 5% of Plan assets: None

Category (iii) - series of transactions in excess of 5% of Plan assets:
Liberty Global plc (a)	Class C ordinary shares	55	$1,796,495	$—	$1,796,495	$1,796,495	$—
Liberty Global plc (a)	Class C ordinary shares	44	$—	$2,276,564	$1,458,558	$2,276,564	$818,006
_______________

(a)	Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS
AND STOCK OWNERSHIP PLAN

By:	/s/ MICHELLE L. KEIST
Michelle L. Keist Vice President, Legal for Liberty Global, Inc. as Plan Sponsor

June 24, 2015

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

EXHIBIT INDEX

Shown below are the exhibits, which are filed or furnished as a part of this Report—

23.1 – Consent of Independent Registered Public Accounting Firm – Anton Collins Mitchell LLP